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              Proposed Amendments to the Articles of Incorporation
                                       of
                        Treasure Mountain Holdings, Inc.

A. Article I of the Company's articles of incorporation is proposed to be amended to provide as follows:

                "Name. The name of the corporation is Vyteris Holdings (Nevada), Inc. (hereinafter, the "Corporation)."

B. Article IV of the Company's articles of incorporation is proposed to be amended to provide as follows:

                "Common Stock. The Corporation shall have the authority to issue One Hundred Million (100,000,000) shares of common stock having a par value of $.001 per share ("Common Stock"). Fully paid Common Stock of the Corporation shall not be liable for further call or assessment. The authorized shares of Common Stock shall be issued at the discretion of the Board of Directors of the Corporation.

C. It is proposed that there shall be added to the Company's articles of incorporation a new article, Article X, which shall provide as follows:

                "Series B Preferred Stock. The Corporation shall have the authority to issue 7,500,000 shares of preferred stock which shall be designated as "Series B Convertible Redeemable Preferred Stock" and which shall have a par value of $.0001 per share (the "Series B Preferred Stock"), subject to the following:

        1. The Corporation has intentionally omitted any reference to a series of Preferred Stock referred to as Series A Preferred Stock.

        2. The voting powers, designations, preferences and relative, participating, optional and other special rights of, and qualifications, limitations and restrictions of, the shares of Series B Preferred Stock are as follows:

                2.1     DESIGNATION AND RANK

                        2.1.1 DESIGNATION. The number of authorized shares constituting the Series B Preferred Stock is 7,500,000 shares. The Series B Preferred Stock will have relative rights and preferences to all other classes and series of the capital stock of the Corporation as set forth herein.

                        2.1.2   RANK.

                                (a)     With respect to the payment of dividends
and other distributions on the capital stock of the Corporation, including the distribution of the assets of the Corporation upon liquidation, the Series B Preferred Stock shall rank: (i)

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senior to the Common Stock, (ii) senior to each other class or series of stock of the Corporation that by its terms ranks junior to the Series B Preferred Stock as to payment of dividends, whether such series and classes are now existing or are created in the future, (iii) on a parity with each other class or series of stock of the Corporation that by its terms ranks on a parity with the Series B Preferred Stock as to payment of dividends whether such series and classes are now existing or created in the future and (iv) junior to each other class or series of stock of the Corporation that by its terms ranks senior to the Series B Preferred Stock as to payment of dividends, whether such series and classes are now existing or are created in the future. With respect to dividend rights, all equity securities of the Corporation with which the Series B Preferred Stock ranks on a parity are collectively referred to herein as "Series B Parity Dividend Securities".

                                (b)     With respect to the distribution of
assets upon liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, the Series B Preferred Stock shall rank (i) senior to the Common Stock, (ii) senior to each other class or series of stock of the Corporation that by its terms ranks junior to the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up, whether such series and classes are now existing or are created in the future, (iii) on a parity with each other class or series of stock of the Corporation which by its terms ranks on a parity with the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation whether such series and classes are now existing or created in the future, and (iv) junior to each other class or series of stock of the Corporation which by its terms ranks senior to the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether such series and classes are now existing or are created in the future. With respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all equity securities of the Corporation to which the Series B Preferred Stock ranks on parity are collectively referred to herein as "SERIES B PARITY LIQUIDATION SECURITIES".

                2.2     DIVIDEND RIGHTS

                        2.2.1 DIVIDEND. The holders of the Series B Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors. Dividends may be paid in cash and/or in shares of Common Stock, as determined, in good faith, by the Board of Directors, and, if paid in shares of Common Stock, such shares will be valued in good faith by the Board of Directors. No dividends shall accrue or cumulate unless so declared by the Board of Directors. No dividends or distributions, in cash, securities or other property, shall be declared or paid or set apart for payment on any class or series of stock that are junior to or on parity with the Series B Preferred Stock, unless such dividend or distribution is likewise declared, paid or set apart for payment on the Series B Preferred Stock (a) in an amount equal to the dividend or distribution that would be payable if the Series B Preferred Stock were converted into Common Stock on the date of payment, declaration or distribution, if the dividend or distribution is on Common Stock or (b) at a rate proportionate to the relative per share

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stated values of the Series B Preferred Stock and the recipient class or series of stock, if the recipient class or series is other than Common Stock.

                        2.2.2 RATE; OTHER TERMS. Subject to Section 2.2.3 hereof, each holder of Series B. Preferred Stock, in preference and priority to the holders of all other classes of stock then outstanding that are junior to the Series B Stock, shall be entitled to receive, with respect to each share of Series B Preferred Stock then outstanding and held by such holder, dividends, at the rate of eight percent (8%) per annum of the then applicable Redemption Price (the "SERIES B PREFERRED DIVIDENDS"). The Series B Preferred Dividends shall be cumulative, whether or not earned or declared, and shall be paid quarterly in arrears on the first day of January, April, July and October in each year.

                        2.2.3 RATABLE PAYMENT. If the assets of the Corporation are insufficient to pay in full any Series B Preferred Dividend, such assets of the Corporation shall be paid to the holders of the Series B Preferred ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

                2.3     LIQUIDATION RIGHTS

                        2.3.1 LIQUIDATION PREFERENCE. In the event of any voluntary or involuntary liquidation, dissolution, winding-up of affairs of the Corporation or other similar event (each, a "LIQUIDITY EVENT"), before any distribution is made on any junior class of capital stock of the Corporation, the holders of shares of Series B Preferred Stock shall be entitled to be paid, out of the assets of the Corporation available for distribution to its shareholders, an amount equal to one dollar ($1.00) per share (adjusted for stock splits or combinations of the Series B Preferred Stock, stock dividends paid in and on Series B Preferred Stock, or recapitalizations or any other similar transactions that have the effect of increasing or decreasing the number of shares represented by each outstanding share of Series B Preferred Stock), plus any unpaid dividends declared on the Series B Preferred Stock, if any (the "LIQUIDATION AMOUNT"). After payment of the Liquidation Preference, the Series B Preferred Stock will participate with the Common Stock on an as-converted basis on distributions in excess of the Liquidation Amount.

                        2.3.2 PRO RATA DISTRIBUTION. If, upon distribution of the Corporation's assets in liquidation, dissolution, winding-up or other similar event, the net assets of the Corporation available to be distributed among the holders of shares of the Series B Preferred Stock and the holders of shares of any Series B Parity Liquidation Securities are insufficient to permit payment in full of the Liquidation Amount to such holders, then the entire assets of the Corporation available for distribution shall be distributed among the holders of shares of the Series B Preferred Stock and the holders of shares of the Series B Parity Liquidation Securities ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

                        2.3.3 PRIORITY. All of the preferential amounts to be paid to the holders of the Series B Preferred Stock and the holders of the Series B Parity Liquidation

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Securities as to distributions upon liquidation shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to, the holders of the Common Stock or any other class or series of capital stock of the Corporation ranking, by their terms, junior to the Series B Preferred Stock and the Series B Parity Liquidation Securities.

                        2.3.4 MERGER, CONSOLIDATION OR REORGANIZATION. For purposes of this Section 2.3, upon the election of holders of a majority of the Series B Preferred Stock, a Liquidity Event shall be deemed to be occasioned by or include: a merger, consolidation or reorganization of the Corporation into or with another entity through one or a series of related transactions, in which the stockholders of the Corporation immediately prior to the consummation of such transaction shall own less than 50% of the voting securities of the surviving company or a sale, transfer or lease (but not including a transfer by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Corporation (any of the foregoing transactions shall be called an "EXTRAORDINARY TRANSACTION" herein); provided, however, that a transaction effected for the principal purpose of reincorporating the Corporation in another jurisdiction shall not constitute an Extraordinary Transaction

                2.4     CONVERSION RIGHTS

                        2.4.1 CONVERSION OF SERIES B PREFERRED STOCK INTO COMMON STOCK. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the principal office of the Corporation or any transfer agent for the Series B Preferred Stock into such number of fully-paid and nonassessable shares of Common Stock as determined by dividing $1.00 by the Preferred Stock Conversion Price. The Preferred Stock Conversion Price shall initially be as follows, subject to adjustment as provided herein (the "Preferred Stock Conversion Price"): (i) $9.546539 per share, if converted during the period commencing on March 31, 2004 and ending eighteen months thereafter, (ii) $7.159904 per share, if converted during the following eighteen month period, or
(iii) $3.579952 if converted at any time thereafter. The Preferred Stock Conversion Prices set forth in the immediately preceding sentence give effect to the proposed one for ten reverse stock split approved by the Board of Directors of the Corporation on the same date that such Board approved the authorization of the establishment of the Series B Preferred Stock (both such actions being subject to stockholder approval); if such stock split is not effected, and until such stock split is effected, the immediately preceding sentence shall be deemed to provide as follows: "The Preferred Stock Conversion Price shall initially be as follows, subject to adjustment as provided herein (the "Preferred Stock Conversion Price"): (i) $0.9546539 per share, if converted during the period commencing on March 31, 2004 and ending eighteen months thereafter, (ii) $0.7159904 per share, if converted during the following eighteen month period, or (iii) $0.3579952 if converted at any time thereafter."

                        2.4.2 MECHANICS OF CONVERSION. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Series B Conversion Price. Before any holder of Series B Preferred Stock shall be entitled to convert the same into full shares of Common Stock, he or she shall surrender the certificate or certificates thereof, duly endorsed, at the principal office of the Corporation or of any transfer agent for the Series B Preferred Stock, and shall give written notice to the Corporation at such office of the election to convert the same. The Corporation shall, as soon as reasonably practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid and a check payable to the holder (or cash) in the amount of any amount payable as the result of a conversion into fractional shares of Common Stock. Except as set forth in Section 2.4.1 hereof, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

                        2.4.3 REORGANIZATION. In the event of (i) any capital reorganization or any reclassification of the Common Stock (other than as a result of a stock dividend, a subdivision or combination of shares subject to
Section 2.4.4 hereof or any Extraordinary Transaction), or (ii) the merger, consolidation or reorganization of the Corporation into or with another entity through one or a series of related transactions that is not an Extraordinary Transaction, the holders of the Series B Preferred Stock shall thereafter be entitled to receive, and provision shall be made therefor in any agreement relating to such event, upon conversion of the Series B Preferred Stock, the kind and number of shares of Common Stock or other securities or property (including cash) to which such holders of Series B Preferred Stock would have been entitled if they had held the number of shares of Common Stock into which the Series B Preferred Stock were convertible immediately prior to such event, and in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, other securities, or property thereafter receivable upon conversion of the Series B Preferred Stock. Any adjustment made pursuant to this Section 2.4.3 shall become effective at the time as which such event becomes effective.

                        2.4.4 ADJUSTMENT OF CONVERSION PRICE FOR SUBDIVISIONS, COMBINATIONS OR CONSOLIDATIONS OF COMMON STOCK. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, stock dividend, or other like occurrence) into a greater number of shares of Common Stock, and no equivalent subdivision or increase is made with respect to the Series B Preferred Stock, the Series B Conversion Price then in effect for the Series B Preferred Stock shall, concurrently with the effectiveness of such subdivision or increase, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined or consolidated into a lesser number of shares of Common Stock, and no equivalent combination or consolidation is made with. respect to the Series B Preferred Stock, the Series B

Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased. Notwithstanding the foregoing, no adjustment will be made pursuant to this Section 2.4.4 with respect to any capital reorganization or reclassification with respect to which an adjustment is made under Section 2.4.3 hereof.

                        2.4.5 RESERVE. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Series B Preferred Stock from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Nevada, use its commercially best efforts to increase the authorized amount of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Series B Preferred Stock at the time outstanding.

                        2.4.6 NO IMPAIRMENT. The Corporation will not, by amendment of its Articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 2.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

                        2.4.7 CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 2.4, the Corporation at its expense shall promptly compute such adjustment or readjustment of the Series B Conversion Price in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series B Conversion Price in effect immediately prior to such adjustment or readjustment, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series B Preferred Stock. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or caused to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments since the original date of issue of any shares of the Series B Preferred Stock and (ii) the Series B Conversion Price then in effect.

                        2.4.8 ISSUE TAXES. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock upon conversion of the Series B Preferred Stock pursuant hereto; PROVIDED, HOWEVER, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

                2.5     VOTING RIGHTS

                        2.5.1 GENERAL. The holders of shares of Series B Preferred Stock shall vote together with the holders of shares of Common Stock as a single class on all matters to be voted on or consented to by the stockholders of the Corporation, except as otherwise required under Nevada law. With respect to any such vote or consent, each holder of Series B Preferred Stock shall be entitled to the number of votes that such holder would have if the Series B Preferred Stock held by such holder were converted into Common Stock in accordance with Section 2.4 hereof on the record date for determination of holders of Common Stock entitled to participate in such vote or action by consent.

                        2.5.2 STOCKHOLDER APPROVALS. So long as any shares of the Series B Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by Nevada law or this Articles of incorporation and in addition to any other vote that may be required by Nevada law, without the prior approval of the holders of a majority of the outstanding shares of Series B Preferred Stock, given in person or by proxy, either in writing or at a special meeting called for that purpose, the Corporation will not:

                        (i) authorize or issue any equity security, having any preference over or being on parity with the Series B Preferred Stock with respect to dividend or liquidation preference (or create any obligation or security convertible into or exchangeable for, or having any option right to purchase, any such equity security having any preference over or being on a parity with the Series B Preferred Stock with respect to dividend or liquidation preferences);

                        (ii) increase the number of authorized shares of Series B Preferred Stock; or

                        (iii) amend, alter or repeal any provision of, or add any provision to, the Corporation's Articles of incorporation or Bylaws if such action would adversely alter or change in any material respect the rights, preferences or privileges of the Series B Preferred Stock; PROVIDED, HOWEVER, that any approval of any action set forth in this subsection 2.5.2 shall not be unreasonably withheld or delayed.

                2.6     REDEMPTION

                        2.6.1   REDEMPTION.

                        (a) Subject to Section 2.6.3(b) hereof, the Corporation shall, during the period commencing one year after the date the Corporation first receives revenue relating to the commercial sale of the Corporation's lidocaine delivery system ("LidoSite") and ending one year thereafter (the "Initial Redemption Period"), redeem an amount of Series B Preferred Stock (based on the then applicable Redemption Price) equal to five percent (5%) of the gross profits (as calculated in accordance with generally accepted accounting principles and certified as correct by the Corporation's Chief Executive Officer and Chief Financial Officer) received by the Corporation from the sale of LidoSite. Subject to Section 2.6.3(b) hereof, commencing on the day after the termination of the Initial Redemption Period, the Corporation shall redeem an amount of Series B Preferred Stock (based on the then applicable Redemption Price) equal to 10% of the gross profits (as calculated in accordance with generally accepted accounting principles and certified as correct by the Corporation's Chief Executive Officer and Chief Financial Officer) received by the Corporation from the sale of LidoSite. Redemptions pursuant to this Section
2.6.1 shall be made on a quarterly basis not later than sixty (60) days following the end of each quarterly period. The holders of a majority of the Series B Preferred Stock may, one time per year, send written notice to the Corporation requesting an independent verification of the amount of prior redemption payments. In such event, the Corporation will hire an independent accounting firm, acceptable to such holders, for the purpose of calculating the amount due with respect to such prior redemption payments and issuing a report on its findings to all holders of Series B Preferred Stock. Following receipt of such a report, if holders of a majority of the Series B Preferred Stock issue to the Corporation a written claim for unpaid prior redemption amounts, such claim will be resolved by a commercially reasonable binding arbitration process at the expense of the Corporation.

                        (b) The redemption price shall be an amount equal to $1.00 per share of Series B Stock (adjusted for stock splits or combinations of the Series B Preferred Stock, stock dividends paid in and on Series B Preferred Stock, or recapitalizations or any other similar transactions that have the effect of increasing or decreasing the number of shares represented by each outstanding share of Series B Preferred Stock) plus an amount equal to accrued but unpaid dividends thereon, if any (the "REDEMPTION PRICE").

                        2.6.2 CANCELLATION OF SHARES UPON REDEMPTION. Any shares of the Series B Preferred Stock redeemed pursuant to this Section 2.6 shall be permanently canceled and shall not, under any circumstances, be reissued, sold or transferred and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized shares of the Series B Preferred Stock accordingly.

                        2.6.3   RIGHTS AFTER REDEMPTION; INSUFFICIENT FUNDS.

                        (a) From and after each Redemption Date, unless the Corporation shall have failed to make payment of the Redemption Price, all rights of the holders of shares of the Series B Preferred Stock designated for redemption (except the right to receive the applicable Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

                        (b) If the funds of the Corporation legally available for redemption of the Series B Preferred Stock on a Redemption Date are insufficient to redeem the total number of shares of the Series B Preferred Stock to be redeemed on such date, those funds that are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed such that each holder of the Series B Preferred Stock receives the same percentage of the applicable Redemption Price. The Series B Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of the Series B Preferred Stock, such funds shall immediately be used to redeem the balance of the shares that the Corporation has become obligated to redeem on any Redemption Date but that it has not redeemed.

                2.7     MISCELLANEOUS

                        2.7.1 HEADINGS OF SUBDIVISIONS. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

                        2.7.2 SEVERABILITY OF PROVISIONS. If any right, preference or limitation of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this
Section 2 of this Article X which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                        2.7.3 OTHER MATTERS. Fully paid Series B Preferred Stock of the Corporation shall not be liable for further call or assessment. The authorized shares of Series B Preferred Stock shall be issued at the discretion of the Board of Directors of the Corporation.

D. There shall be added to the Company's articles of incorporation a new article, Article XI, which shall provide as follows:

        "Additional Shares of Preferred Stock. In addition to the shares of Series B Preferred Stock authorized for issuance pursuant to Article X, the Corporation shall have the authority to issue an additional Forty Two Million Five Hundred Thousand (42,500,000) shares of preferred stock having a par value of $.0001 (such 42,500,000 other shares, the "Remaining Shares of Preferred Stock"). The Board of Directors shall have the authority by resolution or resolutions to fix all of the powers, preferences and rights, and the qualifications, limitations and restrictions of the Remaining Shares of Preferred Stock permitted by Nevada law and to divide the Remaining Shares of Preferred Stock into one or more series and/or classes and designate all of the powers, preferences and rights, and the qualifications, limitations and restrictions, of each series and class permitted by Nevada law. Fully paid Remaining Shares of Preferred Stock of the Corporation shall not be liable for further call or assessment.

E. It is proposed that there shall be added to the Company's articles of incorporation a new article, Article XII, which shall provide as follows:

        "Liability o Directors and Officers. To the maximum extent permitted under the Nevada Revised Statutes, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages as a result of any act or failure to act in his capacity as a director or officer."

F. It is proposed that there shall be added to the Company's articles of incorporation a new article, Article XIII, which shall provide as follows:

        "Reverse Stock Split. Effective as of 5:00 p.m., Reno, Nevada time, on the date that the "Amendment" (as hereinafter defined) is filed with the Secretary of State of the State of Nevada, each ten (10) shares of the Corporation's Common Stock, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock of the Corporation; provided however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to such fraction multiplied by the fair market value of one share of Common Stock, as determined by the Board of Directors of the Corporation in good faith. For purposes of this Article XIII, the term "Amendment" shall mean an amendment to the Corporation's articles of incorporation that adds this Article XIII to the Corporation's articles of incorporation."